UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 20, 2023

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In the Matter of

TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-263053

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TPT Global Tech, Inc. filed with the Commission Post-Effective Amendment No. 5 to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment to the registration statement has been on file for more than nine months and has not yet become effective.

TPT Global Tech, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that Post-Effective Amendment No. 5 to the registration statement be declared abandoned on March 20, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief